**Term sheet**
*To prospectus dated November 14, 2011,*
*prospectus supplement dated November 14, 2011,*
*product supplement no. 4-I dated November 14, 2011 and*
*underlying supplement no. 1-I dated November 14, 2011*

**Term sheet to**
**Product Supplement No. 4-I**
**Registration Statement No. 333-177923**
**Dated March 20, 2012; Rule 433**

# JPMORGAN CHASE & CO.

| Structured Investments | $ Return Enhanced Notes Linked to the S&P 500® Index due April 26, 2013 |
| --- | --- |

## General

- The notes are designed for investors who seek a return of three times the appreciation of the S&P 500® Index, up to a maximum return that will not be less than 11% or greater than 13% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 26, 2013*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about March 21, 2012 and are expected to settle on or about March 26, 2012.

## Key Terms

| | |
| --- | --- |
| Index: | The S&P 500® Index ("SPX") (the "Index") |
| Upside Leverage Factor: | 3 |
| Payment at Maturity: | If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 3, subject to the Maximum Return. Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows: |

$$\$1{,}000 + [\$1{,}000 \times (\text{Index Return} \times 3)], \text{ subject to the Maximum Return}$$

**Your investment will be fully exposed to any decline in the Index.** If the Ending Index Level declines from the Initial Index Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Index Return})$$

*If the Ending Index Level is less than the Initial Index Level, you will lose some or all of your investment at maturity.*

| | |
| --- | --- |
| Maximum Return: | Between 11% and 13%. For example, assuming the Maximum Return is 11%, if the Index Return is equal to or greater than 3.67%, you will receive the Maximum Return of 11%, which entitles you to a maximum payment at maturity of $1,110 per $1,000 principal amount note that you hold. The actual Maximum Return will be determined on the pricing date and will not be less than 11% or greater than 13%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,110 or greater than $1,130. |
| Index Return: | $\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$ |
| Initial Index Level: | The Index closing level on the pricing date |
| Ending Index Level: | The Index closing level on the Observation Date |
| Observation Date*: | April 23, 2013 |
| Maturity Date*: | April 26, 2013 |
| CUSIP: | 48125VSP6 |

\* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I.

**Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I , "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
| --- | --- | --- | --- |
| Per note | | | |
| Total | | | |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $20.00 per $1,000 principal amount note, all of which would be used to allow selling concessions to an unaffiliated dealer. In no event will the commission received by JPMS, all of which will be used to allow concessions to an unaffiliated dealer, exceed $20.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

## J.P.Morgan

March 20, 2012

## Additional Terms Specific to the Notes

**JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.**

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

## Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 3, up to the Maximum Return. The actual Maximum Return will be set on the pricing date and will not be less than 11% or greater than 13%. Accordingly, the actual maximum payment at maturity will not be less than 1,110 or greater than 1,130 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **RETURN LINKED TO THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. See "Equity Index Descriptions — The S&P 500® Index" in the accompanying underlying supplement no. 1-I.
- **CAPITAL GAINS TAX TREATMENT** —You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011 and "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to loss if the Ending Index Level is less than the Initial Index Level.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less that 11% or greater than 13%.
- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes taking any corporate action that might affect the value of the Index and the notes.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX** — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rates on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1,410 and reflect the Maximum Return of 11%.**The actual Maximum Return will be determined on the pricing date and will not be less than 11% or greater than 13%.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and in the examples on the following page have been rounded for ease of analysis.

| Ending Index Level | Index Return | Total Return | Payment at Maturity |
|---|---|---|---|
| 2,538.00 | 80.00% | 11.00% | $1,110 |
| 2,326.50 | 65.00% | 11.00% | $1,110 |
| 2,115.00 | 50.00% | 11.00% | $1,110 |
| 1,974.00 | 40.00% | 11.00% | $1,110 |
| 1,833.00 | 30.00% | 11.00% | $1,110 |
| 1,692.00 | 20.00% | 11.00% | $1,110 |
| 1,621.50 | 15.00% | 11.00% | $1,110 |
| 1,551.00 | 10.00% | 11.00% | $1,110 |
| 1,480.50 | 5.00% | 11.00% | $1,110 |
| 1,461.70 | 3.67% | 11.00% | $1,110 |
| 1,424.10 | 1.00% | 3.00% | $1,030 |
| 1,410.00 | 0.00% | 0.00% | $1000 |
| 1,339.50 | -5.00% | -5.00% | $950 |
| 1,269.00 | -10.00% | -10.00% | $900 |
| 1,198.50 | -15.00% | -15.00% | $850 |
| 987.00 | -30.00% | -30.00% | $700 |
| 846.00 | -40.00% | -40.00% | $600 |
| 705.00 | -50.00% | -50.00% | $500 |
| 564.00 | -60.00% | -60.00% | $400 |
| 423.00 | -70.00% | -70.00% | $300 |
| 282.00 | -80.00% | -80.00% | $200 |
| 141.00 | -90.00% | -90.00% | $100 |
| 0.00 | -100.00% | -100.00% | $0 |

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Index Returns detailed in the table above (-30% to 30%). Your investment may result in a loss of your entire principal amount at maturity.

**Buffered Return Enhanced Notes Linked to the S&P 500® Index
Total Return at Maturity**



## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page above are calculated.

**Example 1: The level of the Index increases from the Initial Index Level of 1,410.00 to an Ending Index Level of 1,424.10.** Because the Ending Index Level of 1,424.10 is greater than the Initial Index Level of 1,410.00 and the Index Return of 1% multiplied by 3 does not exceed the Maximum Return of 11%, the investor receives a payment at maturity of $1,030 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (1% x 3)] = $1,030

**Example 3: The level of the Index decreases from the Initial Index Level of 1,410.00 to an Ending Index Level of 987.00.** Because the Ending Index Level of 987.00 is less than the Initial Index Level of 1,410.00, the Index Return is negative and the investor receives a payment at maturity of $700 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x -30%) = $700

**Example 4: The level of the Index decreases from the Initial Index Level of 1,410.00 to an Ending Index Level of 0.00.** Because the Ending Index Level of 0.00 is less than the Initial Index Level of 1,410.00, the Index Return is negative and the investor receives a payment at maturity of $0 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x -100%) = $0

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

## Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 5, 2007 through March 16, 2012. The Index closing level on March 20, 2012 was 1,409.75. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment, subject to the credit risk of JPMorgan Chase & Co.

**Historical Performance of S&P 500® Index**


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Source: Bloomberg